信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

04 APR -1 AM 7:21

Our Ref.: SLC-EI/FC-2004/CS-0266

23 March, 2004

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

04024018

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding early full redemption of 3.75% Guaranteed Convertible Notes due 2007.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Assistant Company Secretary

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Encls.

c.c. (1) The Bank of New York (Hong Kong) Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen
(2) Morningstar ADR Review Attn.: Ms. Judith Cohn

H:\Maisy\FC\Announcement\22.3.2004\Letter to ADR

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: (00083)

Full Redemption of the HK$1.5 billion 3.75% Guaranteed Convertible Notes due 2007

Reference is made to the Announcement issued jointly by Tsim Sha Tsui Properties Limited and the Company on 7 May 2002 in relation to the Notes. The Company announces that Golden Million Finance Corporation, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands, has, on 22 March 2004, given notice to the Noteholders that Golden Million Finance Corporation will be redeeming HK$1,111,080,000 of the Notes (unless previously converted) on 21 May 2004.

Reference is made to the announcement (the "Announcement") issued jointly by Tsim Sha Tsui Properties Limited and Sino Land Company Limited (the "Company") on 7 May 2002 in relation to the HK$1.5 billion 3.75% Guaranteed Convertible Notes due 2007 (the "Notes"). Capitalised terms used herein shall have the same meanings as defined or otherwise used in the Announcement.

Under the Terms and Conditions, the Notes may, at the option of Golden Million Finance Corporation (the "Issuer"), be partially or fully redeemed on or at any time after 21 May 2004 and prior to the Maturity Date at their Early Redemption Amount plus interest accrued to the date of redemption, provided that, essentially, the Closing Price of the Shares on the Stock Exchange is at least HK$4.60, i.e. 115 per cent. of the conversion price in effect, on each of 30 consecutive Trading Days, the last day of which period is no more than five Trading Days prior to the date on which the Issuer's notice of redemption is given.

As this proviso was satisfied on 15 March 2004, the Issuer has exercised its option and, on 22 March 2004, gave 60 days' notice (i.e. not less than 30 nor more than 60 days' notice as required by the Terms and Conditions) to Noteholders that it will be redeeming HK$1,111,080,000 of the Notes (unless previously converted) on 21 May 2004. As at the close of business on 17 March 2004, being the latest practicable date prior to the issue of this announcement, the aggregate principal amount of Notes outstanding was approximately HK$1,111,080,000.

Noteholders wishing to avoid having any of their Notes redeemed have until 12 May 2004 at 5:00 p.m. (London time) to convert those Notes. If all of the Noteholders elect to convert their Notes, a total of 277,770,000 Shares will be issued upon conversion of those Notes, representing approximately 6.94% of the Company's existing issued ordinary share capital or approximately 6.49% of its enlarged issued ordinary share capital.

By order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 22 March 2004